UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) <u>May 2, 2007</u>

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

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(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On May 2, 2007, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its first quarter 2007 unaudited consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated May 2, 2007 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 2, 2007

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated May 2, 2007 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
REPORTS FIRST QUARTER 2007 RESULTS

JACKSONVILLE, Fla. (Business Wire) - May 2, 2007 - FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) reported for the first quarter of 2007:

- income from continuing operations of $17.7 million, or $1.75 per diluted common share, up from $7.4 million, or $0.69 per diluted common share, for first quarter 2006;

- operating earnings of $17.7 million, or $1.74 per diluted common share, up from $7.3 million, or $0.68 per diluted common share, for first quarter 2006; and

- net income of $17.7 million, or $1.75 per diluted common share, up from $9.5 million, or $0.88 per diluted common share, for first quarter 2006.

The results for first quarter 2007 include the impact of the commutation of all reinsurance treaties under which our subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), acted as a reinsurer for Physicians' Reciprocal Insurers ("PRI"). Additional information on the commutation is presented below.

"2006 was a year of significant strategic and financial achievement for our organization, and we continued to see the positive results of our business strategy during the first quarter of 2007," said John R. Byers, President and Chief Executive Officer. "We are pleased that, in February 2007, A.M. Best upgraded our financial strength rating to A- (Excellent), which reflects our strong capital position and operating results, our significant progress over the past several years and our outlook for the future." Mr. Byers added, "The strategic decision to commute our assumed reinsurance treaties with PRI resulted in a substantial gain during the quarter and further enhanced our financial strength."

Unaudited Financial and Operational Highlights for First Quarter 2007
(as compared to first quarter 2006 unless otherwise indicated)

- On February 20, 2007, A.M. Best upgraded the financial strength rating of our insurance subsidiaries to "A-" (Excellent) with a stable outlook from a financial strength rating of "B++" (Good) with a stable outlook.

- During February 2007, our subsidiary, First Professionals, commuted, effective January 1, 2007, all assumed reinsurance treaties with PRI under which First Professionals acted as a reinsurer. As full settlement, First Professionals paid cash and delivered securities with an aggregate value of $87.7 million to PRI. The corresponding net liabilities of First Professionals on the date of the commutation totaled $103.4 million. An after-tax gain of $9.7 million was recognized on the transaction.

- Operating earnings increased 143% (156% on a diluted per share basis). Excluding the impact of the PRI commutation, operating earnings increased 11% (16% on a diluted per share basis).

FPIC Press Release: 1

- Income from continuing operations increased 140%. Excluding the impact of the PRI commutation, income from continuing operations increased 10% primarily as a result of higher net investment income and lower other expenses, partially offset by an increase in other underwriting expenses.

- Net income increased 87%. Excluding the impact of the PRI commutation, net income declined 15% due to the prior year's quarter including $2.1 million from discontinued operations.

- Excluding the impact of the PRI commutation, net premiums written declined 21%, primarily as the result of a rate decrease we implemented at First Professionals effective December 1, 2006, a 4% decline in professional liability policyholders and a shift in business mix.

- Policyholder retention in Florida was 94% and overall policyholder retention was 93% for the first quarter of 2007 compared to 92% retention in Florida and overall policyholder retention of 92% for the comparable period in 2006.

- Our loss ratio was 42%, 69% excluding the impact of the PRI commutation, as compared to 73% for the first quarter of 2006. The decline in the loss ratio reflects the continuation of favorable loss trends, including a lower number of reported claims and incidents. Severity of claims continued to be within our expectations.

- Our expense ratio was 19%. Excluding the impact of the PRI commutation, our expense ratio was 22%, compared to 17% for first quarter 2006. The higher expense ratio primarily reflects lower net premiums earned and the redeployment of corporate resources previously supporting our former insurance management segment to our insurance operations.

- Portfolio growth and a higher overall yield contributed to a 14% increase in net investment income.

- Shareholders' equity increased 2%, and statutory surplus of our insurance subsidiaries increased 13% as of March 31, 2007 compared to the balances as of December 31, 2006.

- We repurchased 323,709 shares of our common stock during the quarter at an average price of $40.80 per share; 280,816 shares remained available for repurchase under our current board-authorized stock repurchase program as of March 31, 2007.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, May 3, 2007, to review first quarter 2007 results. To access the conference call, dial (866) 510-0705 (USA) or (617) 597-5363 (International) and use the access code 52497198.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect you to the broadcast. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, May 3, 2007, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

FPIC Press Release: 2

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Thursday, May 3, 2007, and ending at 1:00 p.m., Eastern Time, Saturday, May 5, 2007. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 82798670. A replay of the conference call web cast will also be available beginning at 1:00 p.m., Eastern Time, Thursday, May 3, 2007, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services, or developments; regarding future economic conditions, performance, or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i)   The effect of negative developments and cyclical changes in the medical professional liability insurance business;

ii)   The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii)   Business risks that result from our size, products, and geographic concentration;

iv)   The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v)   The actual amount of our new and renewal business;

vi)   The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vii)   The unpredictability of court decisions and our exposure to claims for extracontractual damages and losses in excess of policy limits;

viii)   Legislative, regulatory or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

ix)   The passage of additional or repeal of current tort reform measures, and the effect of such new measures and tort reform measures already in effect;

x)   Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xi)   Developments in financial and securities markets that could affect our investment portfolio;

xii)   The loss of the services of any key members of senior management;

xiii)   Assessments imposed by state financial guarantee associations or other insurance regulatory bodies;

xiv)   Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf;

xv)   Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize goodwill, deferred acquisition costs and deferred tax assets; and

xvi)   Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on March 9, 2007, and other factors discussed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 2, 2007.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs,
FPIC is on the Internet at http://www.fpic.com or
e-mail us at ir@fpic.com.

FPIC Press Release: 4

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data based on the Consolidated Statement of Income:

(in thousands, except earnings per common share)		Quarter Ended March 31,	
		2007	2006
Revenues			
Net premiums earned	$	**51,602**	58,878
Net investment income		**7,987**	7,032
Net realized investment gains		**74**	185
Other income		**77**	120
Total revenues		**59,740**	66,215
Expenses			
Net losses and loss adjustment expenses		**21,647**	43,006
Other underwriting expenses		**9,777**	9,731
Interest expense		**1,088**	1,043
Other expenses		**10**	1,806
Total expenses		**32,522**	55,586
Income from continuing operations before income taxes		**27,218**	10,629
Less: Income tax expense		**9,472**	3,243
Income from continuing operations		**17,746**	7,386
Discontinued operations			
Income from discontinued operations (net of income taxes)		**—**	2,091
Gain on disposal of discontinued operations (net of income taxes)		**—**	—
Discontinued operations		**—**	2,091
Net income	$	**17,746**	9,477
Basic earnings per common share:			
Income from continuing operations	$	**1.81**	0.72
Discontinued operations		**—**	0.20
Basic earnings per common share	$	**1.81**	0.92
Basic weighted average common shares outstanding		**9,801**	10,256
Diluted earnings per common share:			
Income from continuing operations	$	**1.75**	0.69
Discontinued operations		**—**	0.19
Diluted earnings per common share	$	**1.75**	0.88
Diluted weighted average common shares outstanding		**10,161**	10,760

Selected Data based on the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows:

(in thousands, except book value and tangible book value per common share)		As of March 31, 2007	As of December 31, 2006
Total cash and investments	$	769,819	865,997
Total assets	$	1,102,419	1,219,059
Liability for losses and LAE	$	599,182	642,955
Liability for losses and LAE, net of reinsurance	$	444,681	484,087
Long-term debt	$	46,083	46,083
Accumulated other comprehensive loss, net	$	(5,158)	(5,977)
Total shareholders' equity	$	290,269	285,254
Book value per common share	$	29.77	28.34
Tangible book value per common share [(1), (2)]	$	28.66	27.27
Common shares outstanding		9,751	10,064
Consolidated statutory surplus of insurance subsidiaries	$	254,604	225,983

(in thousands)		Quarter Ended March 31,	
		2007	2006
Cash flows from continuing operations			
Net cash (used in) provided by operating activities [(3)]	$	(77,698)	21,134
Net cash provided by investing activities	$	46,832	34,340
Net cash used in financing activities	$	(14,228)	(452)
Cash flows from discontinued operations			
Net cash provided by discontinued operations	$	—	998

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(1) Excludes goodwill of $10.8 million as of March 31, 2007 and December 31, 2006.
(2) For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" found later in this release.
(3) Reflects a payment of $87.7 million as a result of the commutation of reinsurance treaties with PRI.

Selected Insurance Data:

(in thousands)			Quarter Ended March 31, Percentage	
		2007	Change	2006
Direct and assumed premiums written	$	60,344	-20%	75,790
Commutation of assumed premiums written		(54,465)	—	—
Ceded premiums written		(7,282)	15%	(8,547)
Net premiums written	$	(1,403)	-102%	67,243

	Quarter Ended March 31,	
	2007	2006
GAAP combined ratio		
Loss ratio		
Current accident year	69.0%	73.1%
Prior accident years	-27.0%	0.0%
Calendar year loss ratio [(1)]	42.0%	73.1%
Underwriting expense ratio [(1)]	18.9%	16.5%
Combined ratio	60.9%	89.6%

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(1) The 2007 calendar year loss ratio and underwriting expense ratio include the impact of the reinsurance commutation between First Professionals and PRI. Excluding the impact of the commutation, the calendar year loss ratio and underwriting expense ratio would be 69% and 22%, respectively.

Selected Insurance Data (continued):

		Quarter Ended March 31,	
		Percentage	
	2007	Change	2006
Net paid losses and LAE on professional liability claims (*in thousands*) [1]			
Net paid losses on professional liability claims	**$ 18,151**	33%	13,604
Net paid LAE on professional liability claims	**13,296**	5%	12,620
Total net paid losses and LAE on professional liability claims	**$ 31,447**	20%	26,224
Professional liability claims and incidents closed without indemnity payment			
Total professional liability claims closed without indemnity payment	**179**	-19%	222
Total professional liability incidents closed without indemnity payment	**213**	-14%	249
Total professional liability claims and incidents closed without indemnity payment	**392**	-17%	471
Total professional liability claims with indemnity payment	**98**	24%	79
CWIP Ratio [2], [3]	**35%**		26%
CWIP Ratio, including incidents [2], [3]	**20%**		14%
Professional liability claims and incidents reported during the period			
Total professional liability claims reported during the period	**154**	-31%	224
Total professional liability incidents reported during the period	**245**	0%	245
Total professional liability claims and incidents reported during the period	**399**	-15%	469
Total professional liability claims and incidents that remained open	**3,828**	-15%	4,482
Professional liability policyholders	**13,205**	-4%	13,721

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[1] For purposes of period over period comparisons, net paid losses and LAE do not take into account the commutation of the reinsurance treaty between First Professionals and PRI effective January 1, 2007, which would be a reduction of net paid losses and LAE.

[2] The CWIP Ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

[3] The CWIP Ratio was 29% and the CWIP Ratio, including incidents was 15% as of the four quarters ended with the first quarter of 2007 compared to 31% and 16%, respectively, as of the four quarters ended with the first quarter of 2006.

FPIC Press Release: 7

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of net income to operating earnings:

(in thousands, except earnings per common share)		Quarter Ended March 31,	
		2007	2006
Net income	$	**17,746**	9,477
Adjustments to reconcile net income to operating earnings:			
Less: Net realized investment gains, net of income taxes		**46**	114
Less: Discontinued operations, net of income taxes		**—**	2,091
Total adjustments		**46**	2,205
Operating earnings	$	**17,700**	7,272
Diluted earnings per common share			
Net income	$	**1.75**	0.88
Adjustments to reconcile net income to operating earnings		**(0.01)**	(0.20)
Operating earnings	$	**1.74**	0.68
Diluted weighted average common shares outstanding		**10,161**	10,760

Reconciliation of shareholders' equity to tangible shareholders' equity:

(in thousands, except book value and tangible book value per common share)		**As of March 31, 2007**	As of December 31, 2006
Total shareholders' equity	$	**290,269**	285,254
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:			
Goodwill		**(10,833)**	(10,833)
Tangible shareholders' equity	$	**279,436**	274,421
Book value per common share	$	**29.77**	28.34
Tangible book value per common share	$	**28.66**	27.27